Exhibit 5

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES PHOENIX URANIUM DEPOSIT MINERAL

RESOURCE ESTIMATE NOW OVER 70 MILLION POUNDS

Toronto, ON – June 17, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce an updated mineral resource estimate for the high grade Phoenix uranium deposit on its Wheeler River project in Northern Saskatchewan.

Since the previous mineral resource estimate in 2012, Denison has completed 25 drill holes at Phoenix to convert inferred mineral resources to indicated, and to extend higher grade portions of the deposit. The result of these efforts is an increase in the total indicated mineral resource estimate from 52,300,000 lbs U3O8 to 70,200,000 lbs U3O8 based on 166,400 tonnes of mineralization at an average grade of 19.13% U3O8. This is a 34% increase in indicated lbs U3O8 over the 2012 estimate. Additionally, the total inferred mineral resource is now estimated to contain 1,100,000 lbs U3O8 based on 8,600 tonnes of mineralization with an average grade of 5.80% U3O8.

Wheeler River lies between the McArthur River mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

Summary Table

The following table summarizes the mineral resource estimate by classification.

2014 Phoenix Mineral Resource Estimate Summary

Category	Tonnes	Grade (% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 (Denison’s Share)
Indicated	166,400	19.13	70.2	42.1
Inferred	8,600	5.80	1.1	0.6

Notes:

1.	CIM Definitions were followed for classification of mineral resources.

2.	Mineral resources are reported above a cut-off grade of 0.8% U3O8.

3.	The cut-off grade is based on internal conceptual studies and a price of US$50 per lb U3O8.

4.	Numbers may not add due to rounding.

5.	Effective as of May 28, 2014

Geology and Mineralization

Mineralization at Phoenix occurs 400 metres below surface and shares many similarities with other unconformity related Athabasca uranium deposits. It occurs along the sub-Athabasca unconformity at its intersection with a moderately east dipping fault zone which results in an elongate and sub-horizontal shape to the deposit. Fault zones are best developed in graphitic metasediments in the underlying basement rocks. Mineralization varies from disseminated to massive, with several very high grade drill hole intersections including WR-525 which averaged 43.8% U3O8 over an interpreted true thickness of 12.0 metres. Phoenix belongs to a select group of very high grade unconformity uranium deposits that includes the prolific McArthur River mine (37 kilometres to the northeast) and the Cigar Lake mine (80 kilometres to the northeast).

Estimation Methodology

The methods used to estimate mineral resources at Phoenix are the same as those employed in 2012. Denison used data collected from several surface diamond drilling campaigns from 2008 to 2014. Uranium grade data is comprised of chemical assays on half split drill core samples. All assays were completed by SRC Geoanalytical laboratories in Saskatoon, Saskatchewan using the Inductively Coupled Plasma – Optical Emission Spectrometry (ICP-OES) method. Quality control and quality assurance protocols for the chemical assays include the use of standard reference materials, blanks, check assays and duplicate samples. In those cases where drill core recovery is poor, chemical assays have been replaced with equivalent uranium grades obtained from down-hole radiometric probing.

Geology, structure, and the size and shape of the mineralized zones have been interpreted using data from 229 diamond drill holes which resulted in three dimensional wireframe models that represent 0.05% U3O8 grade envelopes. The mineralization model consists of a higher grade zone within an envelope of lower grade material, resulting in two main estimation domains—higher grade and lower grade. Additionally, a new domain representing a small zone of structurally controlled basement mineralization was added at the north end of the deposit.

Based on 196 dry bulk density determinations, Denison developed a formula relating bulk density to uranium grade which was used to assign a density value to each assay. Bulk density values were used to weight grades during the resource estimation process and to convert volume to tonnage.

Uranium grade times density (GxD) values and density (D) values were interpolated into blocks in each domain using an inverse distance squared (ID2) algorithm. Hard domain boundaries were employed such that drill hole grades from any given domain could not influence block grades in any other domain. Very high grade composites were not capped but grades greater than a designated threshold level for each domain were subject to restricted search ellipse dimensions in order to reduce their influence. Block grade was derived from the interpolated GxD value divided by the interpolated D value for each block. Block tonnage was based on volume times the interpolated D value.

The mineral resource estimate for the Phoenix deposit was classified as indicated and inferred based on drill hole spacing and apparent continuity of mineralization. The block models were validated by comparison of domain wireframe volumes with block volumes, visual comparison of composite grades with block grades, comparison of block grades with composite grades used to interpolate grades, and comparison with estimation by a different method.

Roscoe Postle Associates Inc. (RPA) was retained by Denison on behalf of the Wheeler River Joint Venture to audit the mineral resource estimate and prepare an independent Technical Report in accordance with the requirements of National Instrument 43-101. William E. Roscoe, Ph.D. P.Eng. of RPA, is the independent “Qualified Person” responsible for the mineral resource estimate. A Technical Report supporting the estimate will be filed on SEDAR (www.sedar.com) shortly.

Looking Ahead

An aggressive 14,000 metre summer drilling program at Wheeler River is underway. Two drills are primarily assigned to extending high grade basement hosted mineralization discovered in March, 2014 at the Gryphon zone, three kilometres northwest of Phoenix. In addition, a 3D DC-resistivity survey is planned for the northern strike extension of the Phoenix trend to aid drill hole targeting in this prospective area.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 and has been approved by William E. Roscoe, Ph.D. P. Eng. of RPA. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 14, 2014 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 42 projects and totals approximately 483,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.